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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Growth Stage, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1460 Broadway, Suite 8031
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kimberly Ryan	248-224-8713	kim.ryan@thegrowthstage.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Co.
(Name – if individual, state last, first, and middle name)

505 N. Mur-Len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

May 1, 2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory Bunn, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ______________________________, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

The Growth Stage, Inc.

Financial Statements
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
For the year ended December 31, 2025

The Growth Stage, Inc.
December 31, 2025

Contents

	Page
United States Securities and Exchange Commission	

Annual Reports Form Facing Page	i
Oath or Affirmation	ii
Report of Independent Registered Public Accounting Firm	2
Financial Statements	
Statement of Financial Condition	3
Notes to Financial Statements	4 - 7

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of The Growth Stage, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Growth Stage, Inc. as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of The Growth Stage, Inc. as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of The Growth Stage, Inc.'s management. Our responsibility is to express an opinion on The Growth Stage, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Growth Stage, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

David Lundgren & Co

We have served as The Growth Stage, Inc.'s auditor since 2024.

Olathe, Kansas
February 9, 2026

2

The Growth Stage, Inc.
Statement of Financial Condition
As at December 31, 2025

ASSETS

Cash and Cash Equivalents	300,342
Prepaid Expenses	5,102
TOTAL ASSETS	**$305,444**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts Payable and Accrued Expenses	453
TOTAL LIABILITIES	453

STOCKHOLDER'S EQUITY

Common Stock, $0.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	10
Additional Paid-In-Capital	271,009
Retained Earnings	33,972
TOTAL STOCKHOLDER'S EQUITY	304,991
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$305,444**

The accompanying notes are an integral part of these financial statements.

The Growth Stage, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2025

1. **Organization**

   The Growth Stage, Inc. ("TGS" and the "Company") was incorporated in the State of Delaware on September 30, 2019. TGS is a subsidiary of The Growth Stage Limited ("Parent"), a UK registered company. On December 9, 2020, the Financial Industry Regulatory Authority, Inc. ("FINRA") approved the Company's application to act as a Capital Acquisition Broker registered with the Securities and Exchange Commission ("SEC"). TGS is a member of the Securities Investor Protection Corporation ("SIPC").

   The Company has adopted a calendar year.

   The Company, located in New York City, New York, limits its business exclusively to the sale of private placement securities and merger and acquisition advisory services.

2. **Significant Accounting Policies**

   Basis of Financial Statement Presentation

   The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

   In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and such differences may be material to the financial statements.

   Functional and Reporting Currency

   The functional currency of the Company is the United States Dollar ("USD"). Transactions denominated in foreign currencies are remeasured into USD, with transaction gains and losses recorded in the Statement of Income.

   Cash and Cash Equivalents

   Cash and cash equivalents are comprised of highly liquid investments, including deposits in banks with original maturities of three months or less.

   Revenue

   Revenue from contracts with customers includes success fees related to best efforts private placement offerings and marketing services. The recognition and measurement of revenue is based on the assessment of individual contract terms.

   Revenue for success fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. Success fees are considered variable consideration as the uncertainty is

dependent on the timing and amount of the closing, both of which are highly susceptible to factors outside the Company's influence. Revenues are recognized once it is probable that a significant reversal will not occur.

The Company provides advisory services on mergers and acquisitions ("M & A"). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

The Company provides marketing services to the Parent. The Company believes the performance obligation for providing marketing services is satisfied over time because the Parent is receiving and consuming the benefits as they are provided by the Company.

Income Taxes

As of December 31, 2025, open Federal tax years subject to examination include the tax years ended December 31, 2024, 2023 and 2022.

The Company is also subject to state income taxes.

As of December 31, 2025, the Company had no uncertain tax positions, or interest of penalties that qualify for either recognition or disclosure in the financial statements. In accordance with FASB ASC 740-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld with relevant tax authorities, as defined by FASB ASC 740-10. At December 31, 2025, the Company had no tax positions with relevant tax authorities, as defined by FASB ASC 740-10. At December 31, 2025, the Company has no tax positions that would not be held up under examination.

Leases

The Company leases office space in New York City, New York, on a six-month basis without penalty or future obligation. The rental agreement may be terminated by the Company upon 30 days' written notice of its intent to vacate.

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables and accrued expenses, are reported at their contractual amounts, with approximate fair value.

The Growth Stage, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2025

Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had no accounts receivable as of December 31, 2025.

3. **Single Reportable Segment**

The Company is engaged in a single line of business as a securities broker dealer, which is comprised of several classes of services, including private placement offerings, advisory services on mergers and acquisitions, and marketing businesses. The Company has identified its Board of Directors as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 74 percent of its total revenues from a single external customer in 2025.

4. **Concentration of Risk**

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts.

5. **Related-Party Transactions**

The Company is under the control of the Parent and is economically dependent on the Parent. The existence of that control and dependency creates operating results and financial position significantly different than if the Companies were autonomous.

The Growth Stage, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2025

Transactions between the Company and the Parent were not consummated on terms equivalent to arm's length transactions.

The Company and the Parent have entered into an Expense Sharing and Intercompany Services Agreement ("ESA") effective January 1, 2021, for a 24-month term, automatically renewable for successive 12-month terms unless cancelled by either party. Expense shared with the Parent include communications, technology and general overhead and administrative expenses incurred in the normal course of business. Based on the terms in this agreement, the allocations of the Company may not be inclusive of all economic benefits received from or provided to the Parent. The Company does occasionally incur costs which belong to the Parent and are therefore charged to the Parent for reimbursement of those costs. During the year ended December 31, 2025, there were no expense sharing transactions under the ESA.

Under the ESA, from time to time the Company may perform marketing services for its Parent, for which TGS receives a fee. In the year ended December 31, 2025, the Company recognized $48,644 for marketing services performed.

6. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2025, the Company had net capital of $299,889 which was $294,889 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.0015 to 1.

The Company is considered a Non-Covered Firm and does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073.

7. Commitments and Contingencies

As of December 31, 2025, the Company had no commitments or contingencies that required disclosure.

8. Subsequent Events

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through the date the financial statements were available to be issued. There are no material events that would require adjustments to, or disclosure in, the Company's financial statements.